17008951

SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 406

SEC FILE NUMBER
8- 67555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6601 Six Forks Road, Suite 340
(No. and Street)

Raleigh (City) North Carolina (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lance Baker (919) 846-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite #4 (Address) Marietta (City) Georgia (State) 30060 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LANCE BAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HATTERAS CAPITAL DISTRIBUTORS, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

CHRISTINE GEVERTZ
Notary Public
Wake County
North Carolina
My Comm[illegible]n Expires Aug 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Hatteras Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2016, and the related statement of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Hatteras Capital Distributors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedule I has been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Goldman & Company, CPA's, P.C.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2017

316 Alexander Street • Suite 4 • Marietto, GA 30060 • 770.499.8558 • FAX 770.425.3683

Financial Statements

Hatteras Capital Distributors, LLC

Statement of Financial Condition

December 31,		2016
Assets		
Cash	$	482,039
Due from affiliate, net		51,033
Receivable from 12(b)-1 plan		128,493
Prepaid expenses and other assets		46,667
Total Assets	**$**	**708,232**
Liabilities		
Accrued expenses and accounts payable		11,500
Total Liabilities		11,500
Equity		696,732
Total Liabilities and Equity	**$**	**708,232**

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Income (Loss)

Year ended December 31,	2016
Revenues	
Service fee revenue	$ 1,919,843
12b-1 revenues	326,744
Other income	2,069
Total revenues	**2,248,656**
Expenses	
Payroll and related expenses	1,357,420
Marketing events and materials	335,608
Travel, meals and entertainment	271,749
12b-1 plan expenses	260,982
Office expenses	86,700
Amortization of deferred acquisition costs	60,650
Regulatory fees and expenses	50,290
Rent	49,959
Sub-distributor fees	27,583
Professional fees	22,608
Insurance	18,460
Other expenses	45,575
Total expenses	**2,587,584**
Net loss	**$ (338,928)**

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Changes in Member's Equity

		Equity
Beginning equity, December 31, 2015	$	**2,635,660**
Net loss		(338,928)
Distributions		(1,600,000)
Ending equity, December 31, 2016	$	**696,732**

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,	2016
Operating Activities	
Net loss	$ (338,928)
Amortization of deferred acquisition cost	60,650
Adjustments to reconcile net income to net cash used in operating activities	
Change in receivable from 12b-1 plan	377,337
Change in due from affiliate, net	(40,095)
Capitalization of deferred acquisition costs	(1,043)
Change in prepaid expenses and other assets	(3,080)
Change in accounts payable and accrued expenses	(57,750)
Net Cash Used in Operating Activities	(2,909)
Financing Activities	
Distributions	(1,600,000)
Net Cash Used in Financing Activities	(1,600,000)
Net change in cash	(1,602,909)
Cash, beginning of year	2,084,948
Cash, end of year	**$ 482,039**

See accompanying notes to financial statements.

1. Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina, and is a wholly owned subsidiary of Hatteras Funds, LP (the "Advisor"). The Advisor provides investment advisory services to various affiliated funds and general partnerships.

On January 5, 2016, the Company, along with the Advisor, was purchased by Raleigh Acquisition Corporation, an LLC formed by members of the Company's management to acquire the assets of the Company and Hatteras Funds from RCS Capital Corporation. The Advisor was subsequently renamed Hatteras Funds, LP.

HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited- use broker dealer pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safe-keep customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash

The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company had approximately $230,000 in cash balances as of December 31, 2016 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2016, nor at any point during the twelve-months ended December 31, 2016.

Service Fees Receivable and Due from Affiliates

The Company records service fee receivables by providing services to various funds managed and advised by Hatteras Funds. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations: The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Funds under terms of a written agreement between the Company and Hatteras Funds. The Company records fees receivable from Hatteras Funds when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Funds and service fees to be received from Hatteras Funds are presented net in the Company's Statement of Financial Position. At December 31, 2016, no net amounts were owed to Hatteras Funds. The Company has determined that all amounts Due from Affiliates are collectible, and that no allowance account is considered necessary.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured. The Company earns service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator. The Company is evaluating new revenue recognition standards for broker-dealers and will implement as required.

12(b)-1 Plan

The Company is the distributor for certain affiliated funds which maintain a 12(b)-1 Plan. The Company has engaged Quasar, a division of US Bank Fund Services, as sub-distributor to administer the 12(b)-1 Plan. The Company maintains an account at the various funds which offer shares under the 12(b)-1 Plan, which are used to pay expenses related to the marketing and selling of fund shares, such as compensating brokers and others who sell fund shares, and paying for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company recognizes revenue as earned from the assets under management in the share classes under the plan and expenses under the 12(b)-1 plan as the Company remits 12(b)-1 plan fees to third party selling brokers.

Commissions and other direct variable distribution costs are paid to unrelated distributors by the Company in connection with the sales of certain investment products that entitle the Company to collect 12(b)-1 plan revenues and contingent deferred sales charges. Such deferred acquisition costs are capitalized by the Company and amortized over the term of the contingent deferred sales charge period, which is typically twelvemonths from the date of investment. During 2016, the Company capitalized deferred acquisition costs of $1,043 and recorded amortization expense of $ 60,650 related to these deferred acquisition costs.

Expenses

The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Funds, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable. No changes in those expense sharing percentages and estimates have occurred throughout 2016.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Member files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Member is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2013.

2. Related Party Transactions

Included in the Statement of Income (Loss) are service fees from affiliated entities. In addition, the Statement of Income (Loss) includes operating expenses resulting from the expense sharing agreement in place with Hatteras Funds. The following table sets forth the Company's related party revenues, expenses, receivables and payables for the year ended December 31, 2016:

		2016
Service fees from Hatteras Funds, LP	$	1,919,843
12b-1 plan revenues from Funds		326,744
Other income from Funds		2,069
Total Revenues	**$**	**2,248,656**
Operating expenses allocated from Hatteras Funds, LP		
Payroll and related expenses	$	1,357,420
Travel, meals and entertainment		271,749
Marketing events and materials		223,552
Office expenses		50,605
Rent		49,959
Other expenses		43,750
Insurance		6,218
Total Allocated Expenses	**$**	**2,003,253**
Due from Hatteras Funds, LP	$	203,497
Due to Hatteras Funds, LP		(152,464)
Due from affiliate, net	**$**	**51,033**

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, us defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had regulatory net capital of $584,032 which is $579,032 in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.20 to 1 .0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, claims exemption from SEC Rule 15c3-3, under the provision in section k(2)(i).

4. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were issued, and determined that there were no subsequent events that required disclosure.

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and
Statement Pursuant to Rule 17a-5(d)(4)

December 31,		2016
Computation of Net Capital Pursuant to Rule 15c3-1		
Computation of Net Capital:		
Total member's equity from statement of financial condition	$	696,732
Less: Non allowable assets:		
Due from affiliate, net		51,033
Other assets		46,667
Other deductions		15,000
Net Capital	$	584,032
Computation of Basic Net Capital Requirement:		
6-2/3% of $11,500, aggregate indebtedness		767
Minimum net capital required, pursuant to Rule 15c3-1		5,000
Minimum dollar net capital requirements of reporting broker/dealer		5,000
Excess net capital		579,032
Computation of Aggregate Indebtedness:		
Accounts payable and accrued expenses		11,500
Total Aggregate Indebtedness Liabilities		11,500
Percentage of Aggregate Indebtedness to Net Capital		**1.97%**

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of December 31, 2016 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2016

HATTERAS
FUNDS

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule and Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2016

Hatteras Capital Distributors, LLC

Contents

Hatteras Capital Distributors, LLC

Exemption Report

For the Year Ended December 31, 2016

Hatteras Capital Distributors, LLC

Contents

Hatteras Capital Distributors, LLC's Exemption Report

Hatteras Capital Distributors, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Hatteras Capital Distributors, LLC

I, Robert Lance Baker, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[Signature] /s/ R. Lance Baker

Chief Financial Officer

February 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in Hatteras Capital Distributors, LLC's Annual Exemption Report, in which (1) Hatteras Capital Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hatteras Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hatteras Capital Distributors, LLC stated that Hatteras Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 27, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Hatteras Capital Distributors, LLC

Exemption Report

For the Year Ended December 31, 2016

Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Confidential Treatment Requested for this Exemption Report for the Year Ended December 31, 2016

Defining Alternatives

HATTERAS
FUNDS